CONSENT OF APPOINTED ACTUARY

I consent to the inclusion of the following report in the Form 40-F/A of Sun Life Financial Services of Canada Inc. (the “Company”) for the year ended December 31, 2002

My report dated February 12, 2003 on the valuation of the policy liabilities of the Company for its Consolidated Balance Sheet at December 31, 2002 and 2001 and their change in its Consolidated Statement of Operations for the years then ended.

Dated May 16, 2003

/S/ “Robert W. Wilson”

Robert W. Wilson
Vice-President and Appointed Actuary
Fellow, Canadian Institute of Actuaries
Toronto, Canada